SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Western Iowa Energy, LLC

(Name of Issuer)

Western Iowa Energy, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Mark D. Wickham

William E. Hanigan

Davis Brown Law Firm

The Davis Brown Tower

215 10th Street, Suite 1300

Des Moines, IA 50309

(515) 288-2500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed with (check appropriate box):

a.     ☒           The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.     ☐            The filing of a registration statement under the Securities Act of 1933.

c.     ☐            A tender offer.

d.     ☐            None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,676,024.10	$1,239.49

*                                         For purposes of calculating the fee only, this amount is based on 11,230 limited liability company membership units (the “Units”), the number of Units of the Issuer to be converted into Class B Units or Class C Units in the proposed reclassification transaction to which this Schedule 13E-3 relates, multiplied by $950.67, the book value per Unit computed as of March 31, 2011.

**                                  Determined by multiplying $10,676,024.10 by .00011610.

☐                                    Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously page:	Filing Party:
Form or Registration No.:	Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Western Iowa Energy, LLC, an Iowa limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder.  We are proposing that our members approve certain amendments to our existing Amended and Restated Operating Agreement (as amended by the First Amendment to Amended and Restated Operating Agreement, the “Operating Agreement”) that will be included in a proposed Second Amended and Restated Operating Agreement.  Among other things, these amendments to our Operating Agreement will result in the creation of two additional classes of our limited liability company membership units which will be designated as Class B Units and Class C Units.  The existing Units will be renamed as Class A Units.  Each class of Units will have distinct rights and privileges under the terms of the Second Amended and Restated Operating Agreement.  The amendments to the Operating Agreement will also provide that (i) any member who owns of record 40 or more existing Units as of the effective date of the amendments will receive one Class A Unit for each Unit so owned, (ii) any member who owns of record at least 21 but no more than 39 existing Units as of the effective date of the amendments will receive one Class B Unit for each Unit so owned, and (iii) any member who owns of record 20 or fewer existing Units as of the effective date of the amendments will receive one Class C Unit for each Unit so owned.  The effect of the reclassification of the Units will be to reduce the number of members who hold the original Units (which will be renamed Class A Units) to less than 300, which will allow us to deregister the Units under the Exchange Act and to suspend our reporting obligations under the Exchange Act.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by us pursuant to Regulation 14A under the Exchange Act, pursuant to which our members will be given notice of a special meeting at which they will be asked to approve the proposed Second Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

The information contained in the proxy statement relating to this special meeting of members is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.  As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Item headings contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.                  Summary Term Sheet.

(Reg. M-A 1001)

The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—Questions and Answers Regarding the Special Meeting” is hereby incorporated herein by reference.

ITEM 2.                  Subject Company Information

(Reg. M-A 1002)

(a)          The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—Background” is hereby incorporated herein by reference.

(b)         The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—Background” is hereby incorporated herein by reference.

(c)          The information set forth in the proxy statement under the caption “MARKET AND DISTRIBUTION INFORMATION OF WESTERN IOWA ENERGY, LLC UNITS—Market Information” is hereby incorporated herein by reference.

(d)         The information set forth in the proxy statement under the caption “MARKET AND DISTRIBUTION INFORMATION OF WESTERN IOWA ENERGY, LLC UNITS—Distributions” is hereby incorporated herein by reference.

(e)          Not applicable.

(f)            The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION—Prior Purchases of Units” is hereby incorporated herein by reference.

ITEM 3.                  Identity and Background of Filing Person

(Reg. M-A 1003(a) through (c))

(a)          The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET—Background” and “IDENTITY AND BACKGROUND OF FILING PERSON” is hereby incorporated herein by reference.

(b)         Not applicable.

(c)          The information set forth in the proxy statement under the caption “IDENTITY AND BACKGROUND OF FILING PERSON—Directors and Executive Officers of the Filing Person” is hereby incorporated herein by reference.

ITEM 4.                  Terms of the Transaction

(Reg. M-A 1004(a) and (c) through (f))

(a)          The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET—Questions and Answers Regarding the Special Meeting,” “SPECIAL FACTORS—Overview of the Reclassification Transaction,” “SPECIAL FACTORS—Background of the Reclassification Transaction,” “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS—Purpose and Structure of the Reclassification Transaction,” “SPECIAL FACTORS—Effects of the Reclassification Transaction on WIE; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS—Effects of the Reclassification Transaction on Members of WIE,” “SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification Transaction,”  “THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT—Overview of Amendments Regarding Unit Reclassification,” “THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT—Description of Amendments Regarding Unit Reclassification,” “DESCRIPTION OF UNITS—Terms of the Class A Units,” “DESCRIPTION OF UNITS—Terms of the Class B Units,” and “DESCRIPTION OF UNITS—Terms of the Class C Units” is hereby incorporated herein by reference.

(c)          The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET—Questions and Answers Regarding the Special Meeting,” “SPECIAL FACTORS—Overview of the Reclassification Transaction,”

“SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS—Effects of the Reclassification Transaction on Members of WIE,” “THE SECOND AMENDED AND RESTATED OPERATING AGREEMENT—Overview of Amendments Regarding Unit Reclassification,” “DESCRIPTION OF UNITS—Terms of the Class A Units,” “DESCRIPTION OF UNITS—Terms of the Class B Units,” and “DESCRIPTION OF UNITS—Terms of the Class C Units” is hereby incorporated herein by reference.

(d)         The information set forth in the proxy statement under the caption “SPECIAL FACTORS—Appraisal and Dissenters’ Rights” is hereby incorporated herein by reference.

(e)          The information set forth in the proxy statement under the caption “DESCRIPTION OF UNITS—No Provision for Access to Company Files” is hereby incorporated herein by reference.

(f)            The information set forth in the proxy statement under the caption “DESCRIPTION OF UNITS—No Listing or Trading” is hereby incorporated herein by reference.

ITEM 5.                  Past Contacts, Transactions, Negotiations and Agreements

(Reg. M-A Item 1005(a) through (c) and (e))

(a)          The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Certain Relationships and Related Transactions” is hereby incorporated herein by reference.

(b)         None.

(c)          The information set forth in the proxy statement under the caption “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)          None.

ITEM 6.                  Purposes of the Transaction and Plans or Proposals

(Reg. M-A Item 1006(b) and (c)(1) through (8))

(b)         The information set forth in the proxy statement under the caption “SPECIAL FACTORS—Effects of the Reclassification Transaction on WIE; Plans or Proposals after the Reclassification Transaction” is hereby incorporated herein by reference.

(c)          The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET—Questions and Answers Regarding the Special Meeting,” “SPECIAL FACTORS—Effects of the Reclassification Transaction on WIE; Plans or Proposals after the Reclassification Transaction” and “SPECIAL FACTORS—Effects of the Reclassification Transaction on Members of WIE” is hereby incorporated herein by reference.

ITEM 7.                  Purposes, Alternatives, Reasons and Effects

(Reg. M-A Item 1013)

(a)          The information set forth in the proxy statement under the captions “SPECIAL FACTORS—Overview of the Reclassification Transaction,” “SPECIAL FACTORS—Background of the Reclassification Transaction,” “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “SPECIAL FACTORS—Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)         The information set forth in the proxy statement under the captions “SPECIAL FACTORS—Background of the Reclassification Transaction” and “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(c)          The information set forth in the proxy statement under the captions “SPECIAL FACTORS—Overview of the Reclassification Transaction,” “SPECIAL FACTORS—Background of the Reclassification Transaction,” “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board

Recommendation” and “SPECIAL FACTORS—Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)         The information set forth in the proxy statement under the captions “SPECIAL FACTORS—Effects of the Reclassification Transaction on WIE; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS—Effects of the Reclassification Transaction on Members of WIE,” and “SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 8.                  Fairness of the Transaction

(Reg. M-A Item 1014)

(a)          The information set forth in the proxy statement under the captions “SPECIAL FACTORS—Background of the Reclassification Transaction” and “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(b)         The information set forth in the proxy statement under the captions “SPECIAL FACTORS—Background of the Reclassification Transaction” and “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(c)          The information set forth in the proxy statement under the captions “SPECIAL FACTORS—Background of the Reclassification Transaction” and “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(d)         The information set forth in the proxy statement under the captions “SPECIAL FACTORS—Background of the Reclassification Transaction” and “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)          The information set forth in the proxy statement under the captions “SPECIAL FACTORS—Background of the Reclassification Transaction” and “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)            The information set forth in the proxy statement under the caption “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 9.                  Reports, Opinions, Appraisals and Negotiations

(Reg. M-A Item 1015)

(a)          The information set forth in the proxy statement under the caption “SPECIAL FACTORS—Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(b)         Not applicable.

(c)          Not applicable.

ITEM 10.               Source and Amounts of Funds or Other Consideration

(Reg. M-A Item 1007)

(a)          The information set forth in the proxy statement under the caption “SPECIAL FACTORS—Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)         None.

(c)          The information set forth in the proxy statement under the caption “SPECIAL FACTORS—Fees and Expenses” is hereby incorporated herein by reference.

(d)         Not applicable.

ITEM 11.               Interest in Securities of the Subject Company

(Reg. M-A Item 1008)

(a)          The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)         The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION—Recent Transactions” is hereby incorporated herein by reference.

ITEM 12.               The Solicitation or Recommendation

(Reg. M-A Item 1012(d) and (e))

(d)         The information set forth in the proxy statement under the caption “THE SPECIAL MEETING—Anticipated Voting by Executive Officers and Directors” is hereby incorporated herein by reference.

(e)          The information set forth in the proxy statement under the caption “SPECIAL FACTORS— Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13.               Financial Statements

(Reg. M-A Item 1010(a) through (b))

(a)          The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION—Selected Historical Financial Data” is hereby incorporated herein by reference.  In addition, the following documents are incorporated by reference herein:

•                  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, including audited financial information; and

•                  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011, including unaudited financial information.

(b)         The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION—Pro Forma Information” is hereby incorporated herein by reference.

ITEM 14.               Persons/Assets, Retained, Employed, Compensated or Used

(Reg. M-A Item 1009)

(a)          The information set forth in the proxy statement under the caption “THE SPECIAL MEETING—Solicitation of Proxies” is hereby incorporated herein by reference.

(b)         The information set forth in the proxy statement under the captions “THE SPECIAL MEETING—Solicitation of Proxies” and “SPECIAL FACTORS—Fees and Expenses” is hereby incorporated herein by reference.

ITEM 15.               Additional Information

(Reg. M-A Item 1011(b) and (c))

(b)         The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Employment Agreements with Directors and Executive Officers” is hereby incorporated herein by reference

(c)   The information set forth in the proxy statement, including all exhibits attached thereto, is hereby incorporated herein by reference.

ITEM 16.               Exhibits

(Reg. M-A Item 1016(a) through (d), (f) and (g))

(a)          Preliminary Proxy Statement, together with all exhibits thereto and form of proxy.*

(b)         None.

(c)          None.

(d)         Proposed Second Amended and Restated Operating Agreement.**

(f)   None.

(g)         None.

* Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on June 17, 2011.

** Incorporated by reference to Exhibit C of the Preliminary Proxy Statement referenced herein as Exhibit (a).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN IOWA ENERGY, LLC

Date:	June 17, 2011	/s/ William J. Horan
William J. Horan
Chairman, President and Director
(Principal Executive Officer)